Exhibit (g)(1)

INVESTMENT ADVISORY AGREEMENT

This Investment Advisory Agreement, dated and effective as of July 7, 2025, is made by and between Monroe Capital Enhanced Corporate Lending Fund, a Delaware statutory trust (herein referred to as the “Fund”), and Monroe Capital Management Advisors, LLC, a Delaware limited liability company (herein referred to as the “Adviser”) (this “Agreement”).

1.             Appointment of Adviser. The Adviser hereby undertakes and agrees, upon the terms and conditions herein set forth, to provide overall investment advisory services for the Fund and in connection therewith to, in accordance with the Fund’s investment objective, policies and restrictions as in effect from time to time:

(a)             determining the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes in accordance with the Fund’s investment objective, policies and restrictions;

(b)             identifying investment opportunities and making investment decisions for the Fund, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on the Fund’s behalf;

(c)             monitoring the Fund’s investments;

(d)             performing due diligence on prospective portfolio companies;

(e)             exercising voting rights in respect of portfolio securities and other investments for the Fund;

(f)             serving on, and exercising observer rights for, boards of directors and similar committees of the Fund’s portfolio companies;

(g)             negotiating, obtaining and managing financing facilities and other forms of leverage; and

(h)             providing the Fund with such other investment advisory and related services as the Fund may, from time to time, reasonably require for the investment of capital, which may include, without limitation, making, in consultation with the Fund’s board of trustees (the “Board of Trustees”), investment strategy decisions for the Fund.

The Adviser shall, upon request by an official or agency administering the securities laws of a state (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to the Fund’s shareholders pursuant to this Agreement, any registration statement filed with the Securities and Exchange Commission (“SEC”) and applicable federal and state law.

The Adviser has a fiduciary responsibility and duty to the Fund for the safekeeping and use of all the funds and assets of the Fund, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets except for the exclusive benefit of the Fund. The Adviser shall not contract away any fiduciary obligation owed by the Adviser to the Fund’s shareholders under common law.

Subject to the supervision of the Board of Trustees, the Adviser shall have the power and authority on behalf of the Fund to effectuate its investment decisions for the Fund, including the execution and delivery of all documents relating to the Fund’s investments, the placing of orders for other purchase or sale transactions on behalf of the Fund and causing the Fund to pay investment-related expenses. In the event that the Fund determines to acquire debt financing, the Adviser will arrange for such financing on the Fund’s behalf. If it is necessary or appropriate for the Adviser to make investments on behalf of the Fund through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of any such special purpose vehicle and to make such investments through such special purpose vehicle (in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”)).

Subject to the prior approval of a majority of the Board of Trustees, including a majority of the Board of Trustees who are not “interested persons” of the Fund and, to the extent required by the 1940 Act and the rules and regulations thereunder, subject to any applicable guidance or interpretation of the SEC or its staff, by the shareholders of the Fund, as applicable, the Adviser may, from time to time, delegate to a sub-adviser or other service provider (each, a “Sub-Adviser”) any of the Adviser’s duties under this Agreement, including the management of all or a portion of the assets being managed. The Adviser and not the Fund shall be responsible for any compensation payable to any Sub-Adviser; provided, however, that the Adviser shall have the right to direct the Fund to pay directly to any Sub-Adviser the amounts due and payable to such Sub-Adviser from the fees and expenses payable to the Adviser under this Agreement. The Fund acknowledges that the Adviser makes no warranty that any investments made by the Adviser hereunder will not depreciate in value or at any time not be affected by adverse tax consequences, nor does it give any warranty as to the performance or profitability of the assets or the success of any investment strategy recommended or used by the Adviser.

2.             Expenses. In connection herewith, the Adviser agrees to maintain a staff within its organization to furnish the above services to the Fund. The Adviser shall bear all expenses arising out of its duties hereunder, except as provided in this Section 2.

(a)             Except as specifically provided below and above in Section 1 hereof, the Fund anticipates that all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to the Fund, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. The Adviser or its affiliates will bear all fees, costs, and expenses incurred that are not assumed by the Fund under this Agreement or under the Administration Agreement by and between the Fund and the Adviser, in its capacity as administrator (“Administrator”), as amended from time to time (the “Administration Agreement”).

(b)             In addition to the compensation paid to the Adviser pursuant to Section 5, the Fund shall reimburse the Adviser for all expenses of the Fund incurred by the Adviser as well as the actual cost of goods and services used for or by the Fund and obtained from entities not affiliated with the Adviser. The Adviser, the Administrator, or their affiliates may be reimbursed for administrative services performed on behalf of the Fund pursuant to any separate administration or co-administration agreement; however, no reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

(i)             rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(ii)            salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of the Adviser. The term “Controlling Person” shall mean a person, whatever his or her title, who performs functions for the Adviser similar to those of (a) the chairman or other member of a board of directors, (b) executive officers or (c) those holding 10% or more equity interest in the Adviser, or a person having the power to direct or cause the direction of the Adviser, whether through the ownership of voting securities, by contract or otherwise.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. Unless such expenses are specifically assumed by the Adviser, Administrator or their affiliates under this Agreement or the Administration Agreement, the Fund will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on the Fund’s behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses.

3.             Transactions with Affiliates. The Adviser is authorized on behalf of the Fund, from time to time when deemed to be in the best interests of the Fund and to the extent permitted by applicable law, to purchase and/or sell securities in which the Adviser or any of its affiliates underwrites, deals in and/or makes a market and/or may perform or seek to perform investment banking services for issuers of such securities. The Adviser is further authorized, to the extent permitted by applicable law, to select brokers (including any brokers affiliated with the Adviser) for the execution of trades for the Fund.

4.             Best Execution; Research Services. The Adviser is authorized, for the purchase and sale of the Fund’s portfolio securities, to employ such dealers and brokers as may, in the judgment of the Adviser, implement the policy of the Fund to obtain the best results, taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, the firm’s general execution and operational facilities and the firm’s risk in positioning the securities involved. Consistent with this policy, the Adviser is authorized to direct the execution of the Fund’s portfolio transactions to dealers and brokers furnishing statistical information or research deemed by the Adviser to be useful or valuable to the performance of its investment advisory functions for the Fund. It is understood that in these circumstances, as contemplated by Section 28(e) of the Securities Exchange Act of 1934, as amended, the commissions paid may be higher than those which the Fund might otherwise have paid to another broker if those services had not been provided. Information so received will be in addition to and not in lieu of the services required to be performed by the Adviser. It is understood that the expenses of the Adviser will not necessarily be reduced as a result of the receipt of such information or research. Research services furnished to the Adviser by brokers who effect securities transactions for the Fund may be used by the Adviser in servicing other investment companies, entities or funds and accounts which it manages. Similarly, research services furnished to the Adviser by brokers who effect securities transactions for other investment companies, entities or funds and accounts which the Adviser manages may be used by the Adviser in servicing the Fund. It is understood that not all of these research services are used by the Adviser in managing any particular account, including the Fund.

The Adviser and its affiliates may aggregate purchase or sale orders for the assets with purchase or sale orders for the same security for other clients’ accounts of the Adviser or of its affiliates, the Adviser’s own accounts and hold proprietary positions in accordance with its current aggregation and allocation policy (collectively, the “Advisory Clients”), but only if (x) in the Adviser’s reasonable judgment such aggregation results in an overall economic or other benefit to the assets taking into consideration the advantageous selling or purchase price, brokerage commission and other expenses and factors and (y) the Adviser’s actions with respect to aggregating orders for multiple Advisory Clients, as well as the Fund, are consistent with applicable law. However, the Adviser is under no obligation to aggregate any such orders under any circumstances.

5.             Remuneration. The Fund agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (the “Management Fee”) and an incentive fee consisting of two parts (collectively, the “Incentive Fee”) as hereinafter set forth. Any of the fees payable to the Adviser under this Agreement for any partial month or calendar quarter shall be appropriately prorated.

The Fund shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct. To the extent permitted by applicable law, the Adviser may elect, or the Fund may adopt a deferred compensation plan or a waiver arrangement pursuant to which the Adviser may elect to defer or permanently waive all or a portion of its fees hereunder for a specified period of time. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any month, calendar quarter or year shall be deferred without interest and may be paid over in any such other month prior to the termination of this Agreement, as the Adviser may determine upon written notice to the Fund.

(a)             Management Fee. The Management Fee is payable monthly in arrears based on the average value of the Fund’s total assets (which includes assets financed using leverage) as of the beginning and end of the relevant calendar month (the “Average Total Assets”). The base management fee shall be calculated at an annual rate of 1.25% of Average Total Assets; provided, however, that no Management Fee will be charged on the value of the Fund’s total assets that is below an asset coverage ratio of 200% calculated in accordance with Sections 18 and 61 of the 1940 Act.

(b)             Incentive Fee. The Incentive Fee shall consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on a percentage of the Fund’s income and a portion is based on a percentage of the Fund’s capital gains, each as described below:

(i)             Incentive Fee on Pre-Incentive Fee Net Investment Income. The portion based on the Fund’s income is based on Pre-Incentive Fee Net Investment Income Returns (the “Income Incentive Fee”). “Pre-Incentive Fee Net Investment Income Returns” means, dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity) accrued during the quarter, minus operating expenses for the quarter (including the management fee, taxes, any expenses payable under this Agreement and the Administration Agreement with the Fund’s Administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred shares, but excluding the Incentive Fee and shareholder servicing and/or distribution fees).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.50% per quarter (6.0% annualized).

The Fund will pay the Adviser an Income Incentive Fee quarterly in arrears with respect to the Fund’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•	no Income Incentive Fee in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.50%;

•	100% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than or equal to a rate of return of 1.7143% (7.04% annualized). This portion of Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than or equal to 1.7143%) is referred to as the “catch-up.”

•	12.5% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.7143% (7.04% annualized).

(ii)             Incentive Fee Based on Capital Gains. The second component of the Incentive Fee, which is based on the Fund’s capital gains (the “Capital Gains Incentive Fee”), is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, as calculated in accordance with U.S. GAAP, less the aggregate amount of any previously paid incentive fee on capital gains.

Each year, the Capital Gains Incentive Fee is net of the aggregate amount of any previously paid Capital Gains Incentive Fee for all prior periods. The Fund will accrue, but will not pay, a Capital Gains Incentive Fee with respect to unrealized appreciation because a Capital Gains Incentive Fee would be owed to the Adviser if the Fund were to sell the relevant investment and realize a capital gain. In no event will the Capital Gains Incentive Fee payable pursuant to this Agreement be in excess of the amount permitted by the Investment Advisers Act of 1940, as amended (the “Advisers Act”), including Section 205 thereof.

The fees that are payable under this Agreement for any partial period will be appropriately prorated.

6.             Representations and Warranties.

(a)             The Adviser represents and warrants that it is duly registered and authorized as an investment adviser under the Advisers Act, and the Adviser agrees to maintain effective all material requisite registrations, authorizations and licenses, as the case may be, until the termination of this Agreement.

7.             Services Not Deemed Exclusive. The Fund and the Board of Trustees acknowledge and agree that:

(a)             the services provided hereunder by the Adviser are not to be deemed exclusive, and the Adviser and any of its affiliates or related persons are free to render similar services to others and to use the research developed in connection with this Agreement for other Advisory Clients or affiliates. The Fund agrees that the Adviser may give advice and take action with respect to any of its other Advisory Clients which may differ from advice given or the timing or nature of action taken with respect to any client or account so long as it is the Adviser’s policy, to the extent practicable, to allocate investment opportunities to the client or account on a fair and equitable basis relative to its other Advisory Clients. It is understood that the Adviser shall not have any obligation to recommend for purchase or sale any loans which its principals, affiliates or employees may purchase or sell for its or their own accounts or for any other client or account if, in the opinion of the Adviser, such transaction or investment appears unsuitable, impractical or undesirable for the Fund. Nothing herein shall be construed as constituting the Adviser an agent of the Fund; and

(b)             the Adviser and its affiliates may face conflicts of interest as described in the Fund’s Registration Statement on Form N-2 and/or the Fund’s periodic filings with the SEC (as such disclosures may be updated from time to time) and such disclosures have been provided, and any updates will be provided, to the Board of Trustees in connection with its consideration of this Agreement and any future renewal of this Agreement.

8.             Limit of Liability.

(a)             The Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (the “Indemnified Parties”) shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which this Agreement relates, provided that the Adviser shall not be protected against any liability to the Fund or its shareholders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“Disabling Conduct”). An Indemnified Party may consult with counsel and accountants in respect of the Fund’s affairs and shall be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel and accountants; provided, that such counsel or accountants were selected with reasonable care. Absent Disabling Conduct, the Fund will indemnify the Indemnified Parties against, and hold them harmless from, any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under this Agreement or otherwise as adviser for the Fund. The Indemnified Parties shall not be liable under this Agreement or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser in good faith, unless such action or inaction was made by reason of Disabling Conduct, or in the case of a criminal action or proceeding, where the Adviser had reasonable cause to believe its conduct was unlawful.

Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Indemnified Party was not liable by reason of Disabling Conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the Indemnified Party was not liable by reason of Disabling Conduct by (a) the vote of a majority of a quorum of trustees of the Fund who are neither “interested persons” of the Fund nor parties to the proceeding (“Disinterested Non-Party Trustees”) or (b) an independent legal counsel in a written opinion.

An Indemnified Party shall be entitled to advances from the Fund for payment of the reasonable expenses (including reasonable counsel fees and expenses) incurred by it in connection with the matter as to which it is seeking indemnification in the manner and to the fullest extent permissible under law. Prior to any such advance, the Indemnified Party shall provide to the Fund a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) the Indemnified Party shall provide a security in form and amount acceptable to the Fund for its undertaking; (b) the Fund is insured against losses arising by reason of the advance; or (c) a majority of a quorum of Disinterested Non-Party Trustees or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the Indemnified Party will ultimately be found to be entitled to indemnification.

9.             Duration and Termination.

(a)             This Agreement shall become effective as of the date first written above. This Agreement may be terminated at any time, without the payment of any penalty, immediately upon written notice by the Fund to the Adviser, by the vote of a majority of the outstanding voting securities of the Fund or by the vote of the Fund’s trustees, or on at least 120 days’ written notice by the Adviser. The provisions of Section 8 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed under Sections 2 or 5 through the date of termination or expiration, and Section 8 shall continue in force and effect and apply to the Adviser and its representatives as and to the extent applicable.

(b)             This Agreement shall continue in effect for two years from the date hereof and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board of Trustees, or by the vote of a majority of the outstanding voting securities of the Fund and (ii) the vote of a majority of the members of the Fund’s Board of Trustees who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party, in accordance with the requirements of the 1940 Act.

(c)             This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).

(d)             After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder, except that it shall be entitled to receive from the Fund within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees. The Adviser shall promptly upon termination:

(i)             deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

(ii)            deliver to the Board all assets and documents of the Fund then in custody of the Adviser; and

(iii)           cooperate with the Fund to provide an orderly management transition.

10.             Governing Law. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

11.             Conflicts of Interest and Prohibited Activities.

(a)             The Adviser is not hereby granted or entitled to an exclusive right to sell or exclusive employment to sell assets for the Fund.

(b)             The Adviser shall not: (i) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws or the North American Securities Administrators Association Omnibus Guidelines; (ii) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions; or (iii) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

(c)             The Adviser shall not directly or indirectly pay or award any commissions or other compensation to any person engaged to sell the Fund’s common shares of beneficial interests (the “Shares”) or give investment advice to a potential shareholder; provided, however, that this subsection shall not prohibit the payment to a registered broker-dealer or other properly licensed agent of sales commissions or other normal compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under this Agreement.

(d)             The Adviser covenants that it shall not permit or cause to be permitted the Fund’s funds to be commingled with the funds of any other person and the funds will be protected from the claims of affiliated companies.

12.             Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile or e-mail, or by registered or certified mail (postage prepaid, return receipt requested) to the parties hereto at their respective principal executive office addresses.

13.             Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Counterparts may be delivered by e-mail (including Portable Document Format (.pdf) or any electronic signature complying with the Electronic Signatures in Global and National Commerce (ESIGN) Act of 2000 (e.g., www.docusign.com)) or other transmission method, and any counterpart so delivered shall be deemed to constitute an original signature, have been duly and validly delivered and be deemed the same as a handwritten signature for the purposes of validity, enforceability and admissibility pursuant to the ESIGN Act, the Uniform Electronic Transactions Act (UETA) model law or similar applicable laws.

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IN WITNESS WHEREOF, the parties hereto caused their duly authorized signatories to execute this Agreement as of the day and year first written above.

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Trustee

MONROE CAPITAL MANAGEMENT ADVISORS, LLC

By:	/s/ Peter Gruszka
Name:	Peter Gruszka
Title:	Authorized Signatory

[Signature Page to M-LEND/MCMA Investment Advisory Agreement]